FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                    EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1998.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to __________.

Commission file number 0-15975.

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           401(K) PLAN OF  LABONE, INC.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

           LABONE, INC.
           10101 Renner Blvd.
           Lenexa, Kansas 66219

                              REQUIRED INFORMATION

                                 401(K) PLAN OF

                                   LABONE, INC


                       Financial Statements and Schedules

                        December 31, 1998, 1997, and 1996

                   (With Independent Auditors' Report Thereon)




                                      (ii)

                           401(k) PLAN OF LABONE, INC.



                                Table of Contents



                                                                            Page

Independent Auditors' Report                                                  1

Financial Statements:

   Statement of Net Assets Available for Benefits, December 31, 1998          2

   Statement of Net Assets Available for Benefits, December 31, 1997          3

   Statement of Changes in Net Assets Available for Benefits, Year
     ended December 31, 1998                                                  4

   Statement of Changes in Net Assets Available for Benefits, Year
     ended December 31, 1997                                                  5

   Statement of Changes in Net Assets Available for Benefits, Year
     ended December 31, 1996                                                  6

   Notes to Financial Statements                                              7

Schedules

1  Item 27(a) - Schedule of Assets Held for Investment Purposes              13

2  Item 27(d) - Schedule of Reportable Transactions                          14





                                     (iii)

                          Independent Auditors' Report



   The Board of Directors
   LabOne, Inc.:


     We have audited the accompanying statements of net assets available for benefits of the 401(k) Plan of LabOne, Inc. as of December 31, 1998 and 1997 and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the 401(k) Plan of LabOne, Inc. at December 31, 1998 and 1997 and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                          (insert electronic signature)

   June 4, 1999



                           401(k) PLAN OF LABONE, INC.

                 Statement of Net Assets Available for Benefits

                                December 31, 1998




                                                                American       American     American                   American
                                       American     American     Century       Century      Century       American      Century
                                       Century      Century     Investments,  Investments,  Investments,  Century     Investments,
                                      Investments, Investments, Twentieth      Benham       Benham       Investments,  Strategic
                                      Twentieth     American     Century       Premium      Premium       Equity       Allocation
                                       Century      Century     International  Capital      Capital       Growth      Conservative
                                      Ultra Fund   Value Fund   Growth Fund   Reserve Fund  Bond Fund      Fund           Fund
                                      -----------  -----------  ----------    ------------  ----------   ----------   ------------

Assets:
   Investments (note 2):               $
    Common stock                               -            -           -             -           -            -            -
    American Century Investments,
      Twentieth Century Ultra Fund     4,713,519            -           -             -           -            -            -
    American Century Investments,
      American Century Value Fund              -    1,728,403           -             -           -            -            -
    American Century Investments,
      Twentieth Century International
      Growth Fund                              -            -   1,425,256             -           -            -            -
    American Century Investments,
      Benham Premium Capital
      Reserve Fund                             -            -           -       789,621           -            -            -
    American Century Investments,
      Benham Premium Capital Bond
      Fund                                     -            -           -             -     329,287            -            -
    American Century Investments,
      Equity Growth Fund                       -            -           -             -           -      355,436            -
    American Century Investments,
      Strategic Allocation - Conservative Fund -            -           -             -           -            -       39,916
    American Century Investments,
      Strategic Allocation-Moderate Fund       -            -           -             -           -            -            -
    American Century Investments,
      Strategic Allocation-Aggressive Fund     -            -           -             -           -            -            -
    Loans to participants                      -            -           -             -           -            -            -
   Receivables:
    Receivables from employees            50,819       25,090      18,717         6,024       4,422        9,132          698
    Receivables from employer                  -            -           -             -           -            -            -
    Receivables from other accounts            -            -           -             -           -            -            -
                                      -----------  ----------  ----------   -----------   ---------    ---------   ----------

        Total assets                   4,764,338    1,753,493   1,443,973       795,645     333,709      364,568       40,614

Liabilities-unapplied forfeitures              -            -           -             -           -            -            -
                                      -----------  ----------  ----------   -----------   ---------    ---------   ----------

        Net assets available
          for benefits                 4,764,338    1,753,493   1,443,973       795,645     333,709    $ 364,568       40,614
                                      ===========  ==========   =========   ===========   =========    =========   ===========

See accompanying notes to financial statements.

(table continued)

                                              American      American
                                               Century       Century
                                             Investments,   Investments,
                                              Strategic      Strategic
                                             Allocation-    Allocation-     LabOne
                                              Moderate      Aggressive       stock            Loan
                                               Fund           Fund          account          account        Total
                                             -----------    -----------    ----------        -------        -----

   Investments (note 2):                     $
    Common stock                                   -             -       4,416,424               -          4,416,424
    American Century Investments,
      Twentieth Century Ultra Fund                 -             -               -               -          4,713,519
    American Century Investments,
      American Century Value Fund                  -             -               -               -          1,728,403
    American Century Investments,
      Twentieth Century International
      Growth Fund                                  -             -               -               -          1,425,256
    American Century Investments,
      Benham Premium Capital
      Reserve Fund                                 -             -               -               -            789,621
    American Century Investments,
      Benham Premium Capital Bond
      Fund                                         -             -               -               -            329,287
    American Century Investments,
      Equity Growth Fund                           -             -               -               -            355,436
    American Century Investments,
      Strategic Allocation - Conservative Fund     -             -               -               -             39,916
    American Century Investments,
      Strategic Allocation - Moderate Fund        52,515         -               -               -             52,215
    American Century Investments,
      Strategic Allocation - Aggressive Fund        -           49,211           -               -             49,211
    Loans to participants                           -            -               -           518,693          518,693
   Receivables:
    Receivables from employees                     2,470         1,850          11,390           -            130,612
    Receivables from employer                       -            -              65,305           -             65,305
    Receivables from other accounts                 -            -              12,214           -             12,214
                                                ---------      --------      ---------       --------      ----------

        Total assets                              54,685        51,061       4,505,333       518,693       14,626,112
Liabilities - unapplied forfeitures                 -             -             12,214             -           12,214
                                                ---------      -------       ---------       ---------     -----------

        Net assets available for benefits        $54,685       $51,061      $4,493,119       518,693       14,613,898
                                                =========      ========     ==========      =========     ===========

See accompanying notes to financial statements.




                           401(k) PLAN OF LABONE, INC.

                 Statement of Net Assets Available for Benefits

                                December 31, 1997



                                                                   American       American       American     American
                                     American       American       Century        Century        Century      Century      American
                                     Century        Century        Investments    Investments,  Investments, Investments,  Century
                                     Investments,   Investments,   Twentieth      Benham         Benham       Strategic  Investments
                                     Twentieth      American       Century        Premium        Premium      Allocation   Equity
                                     Century        Century        International  Capital        Capital      Aggressive   Growth
                                     Ultra Fund     Value Fund     Growth Fund    Reserve Fund   Bond Fund      Fund        Fund
                                     -----------    ----------     -------------  ------------   ----------  -----------  ----------


Assets:
   Investments (note 2):

    Common stock                    $        -              -              -                -             -           -           -
    American Century Investments,
     Twentieth Century Ultra Fund    3,204,476              -              -                -             -           -           -
    American Century Investments,
     American Century Value Fund             -       1,534,144             -                -             -           -           -
    American Century Investments,
     Twentieth Century International
     Growth Fund                             -              -       1,143,248               -             -           -           -
    American Century Investments,
     Benham Premium Capital
     Reserve Fund                            -              -              -           886,309            -           -           -
    American Century Investments,
     Benham Premium Capital Bond Fund        -              -              -                -       289,298           -           -
    American Century Investments,
     Equity Growth Fund                      -              -              -                -             -           -       80,100
   Loans to participants                     -              -              -                -             -           -           -
   Receivables:
    Receivables from employees          43,660          20,991         17,099            6,090        3,521         357        1,654
    Receivables from employer                -              -              -                -             -           -           -
    Receivables from other accounts          -              -              -                -             -           -           -
                                   -----------      ----------     ----------     ------------    ---------    ---------    --------

        Total assets                 3,248,136       1,555,135      1,160,347          892,399      292,819         357       81,754

Liabilities - unapplied forfeitures          -              -              -                -             -           -           -
                                   -----------      ----------     ----------     ------------    ---------    ---------    --------

        Net assets available for

               benefits            $ 3,248,136       1,555,135      1,160,347          892,399      292,819         357       81,754
                                   ===========      ==========     ==========     ============    =========    =========   =========


See accompanying notes to financial statements.





(Table continued)

                                             LabOne         Life
                                             stock          insurance      Loan
                                             account        account        account        Total
                                             -------        ---------      -------        -----

Assets:
   Investments (note 2):
    Common stock                           4,859,081                -            -     4,859,081
    American Century Investments,
     Twentieth Century Ultra Fund                  -                -            -     3,204,476
    American Century Investments,
     American Century Value Fund                   -                -            -     1,534,144
    American Century Investments,
     Twentieth Century International
     Growth Fund                                   -                -            -     1,143,248
    American Century Investments,
     Benham Premium Capital
     Reserve Fund                                  -                -            -       886,309
    American Century Investments,
     Benham Premium Capital Bond Fund              -                -            -       289,298
    American Century Investments,
     Equity Growth Fund                            -                -            -        80,100
   Loans to participants                           -                -      563,143       563,143
   Receivables:
    Receivables from employees                14,034                -            -       107,406
    Receivables from employer                 53,703                -            -        53,703
    Receivables from other accounts           39,750                -            -        39,750
                                            --------         --------      -------    ----------

        Total assets                       4,966,568                -      563,143    12,760,658

Liabilities - unapplied forfeitures           39,750                -            -        39,750
                                           ---------         --------      -------    ----------

        Net assets available for benefits  4,926,818                -      563,143    12,720,908
                                           =========         ========      =======    ==========


See accompanying notes to financial statements.



                           401(k) PLAN OF LABONE, INC.

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1998





                                                            American         American       American
                               American      American        Century         Century        Century        American     Century
                                Century      Century        Investments,    Investments,   Investments,    Century    Investments,
                               Investments,  Investments,    Twentieth        Benham        Benham        Investment   Strategic
                               Twentieth     American        Century         Premium        Premium        Equity      Allocation
                                Century      Century        International    Capital        Capital        Growth     Conservative
                                 Ultra        Value           Growth         Reserve        Bond Fund       Fund         Fund
                                 Fund         Fund             Fund            Fund

                               ----------   -------------   -------------   ------------   ------------  ----------  ------------

Additions to net assets
attributed to:
   Investment income:
    Net appreciation
    (depreciation) in
      fair value of
      investments             $   773,633        (217,967)       197,506               -            3,927     43,615          311
    Interest                           23               -              -              13               14          -            -
    Dividends                     400,692         295,314         23,910          41,287           19,536     12,338        1,816
                              -----------      ----------     ----------      ----------        ---------   --------     --------

                                1,174,348          77,347        221,416          41,300           23,477     55,953        2,127

    Less investment
    expenses                        1,371             674            755             309              103        70            25
                              -----------      ----------     ----------      ----------        ---------   --------    ---------
        Net investment
        income (loss)           1,172,977          76,673        220,661          40,991           23,374     55,883        2,102

   Contributions (note 3):
    Employee                      516,968         258,282        175,879          63,565           52,484     77,925        8,507
    Employer                            -               -              -               -                -          -            -
   Rollovers from other
   investment plans                 2,697          43,971         19,038               -                -      1,348            -
                              -----------      ----------     ----------      ----------        ---------   --------    ---------

        Total additions         1,692,642         378,926        415,578         104,556           75,858    135,156       10,609
                               ----------      ----------     ----------      ----------        ---------   --------    ---------

Deductions from net assets
attributed to:
   Distributions to

   participants                  (198,976)        (90,453)       (68,650)       (167,236)          (3,936)    (1,382)           -
   Loans to participants          (45,725)       (106,438)        (6,483)        (27,485)         (24,244)   (20,556)      (1,700)
   Loan repayments                110,197          65,858         35,750          18,553           11,296     22,267       11,457
   Transfers between funds        (41,936)        (49,535)       (92,569)        (25,142)         (18,084)   143,329       20,248
                               ----------      -----------      ---------     ----------       ----------   --------   ----------

        Total deductions         (176,440)       (180,568)      (131,952)       (201,310)         (34,968)   147,658       30,005
                               -----------     -----------      ---------     ----------       ----------   --------   ----------

        Net increase            1,516,202         198,358        283,626         (96,754)          40,890    282,814       40,614

Net assets available for
benefits:
   Beginning of year            3,248,136       1,555,135      1,160,347         892,399          292,819     81,754           -
                              -----------      ----------      ----------     ----------       ----------   --------   ----------

   End of year                $ 4,764,338       1,753,493      1,443,973         795,645          333,709    364,568       40,614
                              ===========      ==========      =========      ==========       ==========   ========   ==========


See accompanying notes to financial
statements.

(table continued)





                                     American          American
                                     Century           Century
                                   Investements,     Investments,
                                    Strategic         Strategic              LabOne
                                    Allocation       Allocation-             stock         Loan
                                     Moderate         Aggressive             account       account       Total
                                      Fund               Fund              ----------     ----------   -----------
Additions to net assets            -----------       -----------
attributed to:
   Investment income:
    Net appreciation
    (depreciation) in
      fair value of
      investments                        1,688            1,105         (1,489,115)              -     (685,297)
    Interest                                 -                -                  -          47,625       47,675
    Dividends                            2,050            1,502           229,245               -    1,027,690
                                        ------        ---------         ----------      ----------   ----------

                                         3,738            2,607        (1,259,870)         47,625      390,068

    Less investment
    expenses                                21               23                66               -        3,417
                                        ------        ---------         ----------      ----------   ----------

        Net investment
        income (loss)                    3,717            2,584         (1,259,936)         47,625      386,651

   Contributions (note 3):
    Employee                            20,242           16,478            149,908              -     1,340,238
    Employer                                 -                -            601,801              -       601,801
   Rollovers from other
   investment plans                          -            5,393            350,155              -       422,602
                                        ------        ---------         ----------      ----------  -----------

        Total additions                 23,959           24,455           (158,072)         47,625    2,751,292
                                        ------        ---------         ----------      ----------  -----------

Deductions from net assets
attributed to:
   Distributions to
   participants                            (85)         (2,036)          (286,779)        (38,769)    (858,302)
   Loans to participants                  (620)           (236)           (30,327)         263,814           -
   Loan repayments                      13,101           10,427             18,990       (317,896)           -
   Transfers between funds              18,330           18,094             22,489            776            -
                                        ------         ---------         ----------      ----------   ----------

        Total Deductions                30,726           26,249           (275,627)        (92,075)    (858,302)
                                        ------         ---------         ----------      ----------   ----------

        Net increase                    54,685           50,704           (433,699)        (44,450)   1,892,990

Net assets available for
benefits:
   Beginning of year                         -            357          4,926,818         563,143   12,720,908
                                        ------      ---------          ---------      ----------  -----------

   End of year                          54,685         51,061          4,493,119         518,693   14,613,898
                                        ======      =========         ==========      ==========  ===========


See accompanying notes to financial
statements.



                           401(k) PLAN OF LABONE, INC.

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1997




                                                                           American         American       American     American
                                        American       American            Century          Century        Century      Century
                                        Century        Century             Investments,     Investments,   Investments, Investments,
                                        Investments,   Investments,         Twentieth       Benham         Benham      Strategic
                                        Twentieth      American            Century          Premium        Premium     Allocation -
                                        Century        Century             International    Capital        Capital     Aggressive
                                        Ultra Fund     Value Fund           Growth Fund     Reserve Fund   Bond Fund      Fund
                                        -----------    -----------         -------------    ------------  ----------   ------------

Additions to net assets attributed to:
   Investment income:
    Net appreciation (depreciation) in
      fair value of investments         $    (64,012)      66,699                23,292                -        5,345            -
    Interest                                       -            -                     -               39            -            -
    Dividends                                655,077      246,509               157,145           40,151       19,184            -
                                        ------------   ----------            ----------     ------------  -----------  -----------

                                             591,065      313,208               180,437           40,190       24,529            -

    Less investment expenses                   1,885          551                   932              311          129            -
                                        ------------   ----------            ----------     ------------  -----------  -----------

        Net investment income
          (loss)                             589,180      312,657               179,505           39,879       24,400            -

   Contributions (note 3):
    Employee                                 468,425      216,075               180,581           77,629       48,970          357
    Employer                                       -            -                     -                -            -            -
   Rollovers from other investment
          plans                                3,451        2,027                 2,770            1,254        1,254            -
                                        ------------  -----------            ----------     ------------   ----------  -----------

        Total additions                    1,061,056      530,759               362,856          118,762       74,624          357
                                        ------------  -----------            ----------     ------------   ----------  -----------

Deductions from net assets attributed to:
   Distributions to participants            (142,297)     (62,659)              (62,027)         (27,222)     (12,585)           -
   Loans to participants                    (158,354)    (137,822)               (6,955)         (46,729)     (26,088)           -
   Loan repayments                           117,444       45,183                43,545           12,059       11,138            -
   Transfers between funds                  (103,792)      29,265               (49,991)         151,155      (27,201)           -
                                        ------------   ----------            ----------     ------------   ----------  -----------

        Total deductions                    (286,999)    (126,033)              (75,428)          89,263      (54,736)           -
                                        ------------   ----------            ----------     ------------   ----------  -----------

        Net increase                         774,057      404,726               287,428          208,025       19,888          357

Net assets available for benefits:
   Beginning of year                       2,474,079    1,150,409               872,919          684,374      272,931            -
                                        ------------   ----------            ----------     ------------   ----------  -----------

   End of year                          $  3,248,136    1,555,135             1,160,347          892,399      292,819          357
                                        ============   ==========            ==========     ============   ==========  ===========


See accompanying notes to financial statements.


(table continued)





                                        American
                                        Century
                                        Investments,
                                        Equity           LabOne          Life
                                        Growth           stock          insurance       Loan
                                        Fund             account         account        account      Total
                                        -----------    -----------      ----------  ------------  ----------

Additions to net assets attributed to:
   Investment income:
    Net appreciation (depreciation) in
      fair value of investments         $     (7,927)    (313,476)                -            -     (290,079)
    Interest                                      -        1,601            17,539       39,516       58,695
    Dividends                                 8,871      184,722                 -            -    1,311,659
                                         -----------    ---------       ----------     --------    ---------

                                                944     (127,153)           17,539       39,516    1,080,275

    Less investment expenses                      2          163                 -            -        3,973
                                        -----------    ---------        ----------     --------    ---------

        Net investment income
          (loss)                                942     (127,316)           17,539       39,516    1,076,302

   Contributions (note 3):
    Employee                                  1,654      137,218                 -            -    1,130,909
    Employer                                      -      567,580                 -            -      567,580
   Rollovers from other investment
     plans                                        -        1,997                 -            -       12,753
                                         ----------     --------        ----------     --------   ----------

        Total additions                       2,596      579,479            17,539       39,516    2,787,544
                                        -----------     --------        ----------     --------   ----------

Deductions from net assets attributed to:
   Distributions to participants                  -     (206,925)                -      (16,604)    (530,319)
   Loans to participants                          -       (3,055)                -      379,003            -
   Loan repayments                                -       54,197                 -     (283,566)           -
   Transfers between funds                   79,158      (61,055)          (17,539)           -            -
                                        -----------    ----------       ----------     --------   ----------

        Total deductions                     79,158     (216,838)          (17,539)      78,833     (530,319)
                                        -----------     ---------       ----------     --------   ----------

        Net increase                         81,754      362,641                 -      118,349    2,257,225

Net assets available for benefits:
   Beginning of year                              -    4,564,177                 -      444,794   10,463,683
                                        -----------  -----------        ----------     --------   ----------

   End of year                          $    81,754    4,926,818                 -      563,143   12,720,908
                                        ===========  ===========        ==========     ========   ==========


See accompanying notes to financial statements.




                           401(k) PLAN OF LABONE, INC.

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 1996



                                                                  American     American      American
                                        American     American      Century      Century       Century
                                        Century      Century     Investments, Investments,  Investments,
                                        Investments, Investments, Twentieth      Benham        Benham
                                        Twentieth    American      Century       Premium      Premium        LabOne      Life
                                        Century      Century     International  Capital      Capital        stock      insurance
                                        Ultra Fund   Value Fund   Growth Fund  Reserve Fund  Bond Fund      account     account
                                        ----------   ----------   -----------  ------------  -----------    ---------  ---------

Additions to net assets attributed to:
   Investment income:
    Net appreciation (depreciation) in
      fair value of investments         $  143,487      102,361        13,895             -       (8,058)    1,046,059         -
    Interest                                     -            -             -         1,829            3         1,735         -
    Dividends                              139,887      113,182        89,855        34,374       14,198       165,836         -
                                        ----------   ----------   -----------  ------------  -----------     ---------  --------

                                           283,374      215,543       103,750        36,203        6,143     1,213,630         -

    Less investment expenses                 1,592          642           772           197          106           145         -
                                        -----------  -----------  -----------  ------------  -----------     ---------  --------

        Net investment income              281,782      214,901       102,978        36,006        6,037     1,213,485         -

   Contributions (note 3):
    Employee                               437,601      182,529       159,776        73,717       47,713       118,296         -
    Employer                                     -            -             -             -            -       454,442         -
   Rollovers from other investment
     plans                                   9,946        2,788         3,537         1,150        1,801         2,299         -
                                        ----------   ----------   -----------  ------------  -----------     ---------  --------

        Total additions                    729,329      400,218       266,291       110,873       55,551     1,788,522         -
                                        ----------   ----------   -----------  ------------  -----------     ---------  --------

Deductions from net assets attributed to:
   Distributions to participants          (214,107)     (76,079)      (73,082)      (58,673)     (18,975)     (371,318)        -
   Insurance premiums                            -            -             -             -            -             -    (2,191)
   Loans to participants                   (80,775)     (48,757)       (2,709)      (51,422)     (24,287)      (22,691)        -
   Loan repayments                          92,824       42,793        36,250        13,876       12,169        20,520         -
   Transfers between funds                 (17,361)          73         8,771        83,341       19,898       (96,913)    2,191
                                        -----------   ---------    -----------  ------------  ----------     ----------  -------

        Total deductions                  (219,419)     (81,970)      (30,770)      (12,878)     (11,195)     (470,402)        -
                                        -----------   ---------    -----------  ------------  ----------     ----------  -------

        Net increase                       509,910      318,248       235,521        97,995       44,356     1,318,120         -

Net assets available for benefits:
   Beginning of year                     1,964,169      832,161       637,398       586,379      228,575     3,246,057         -
                                        ----------   ----------   -----------  ------------   ----------     ---------  --------

   End of year                         $ 2,474,079    1,150,409       872,919       684,374      272,931     4,564,177         -
                                       ===========   ==========   ===========  ============   ==========     =========  ========


See accompanying notes to financial statements.

(table continued)








                                             Loan
                                             account              Total
                                             ---------        ------------

Additions to net assets attributed to:
   Investment income:
    Net appreciation (depreciation) in
      fair value of investments$                    -          1,297,744
    Interest                                   33,262             36,829
    Dividends                                       -            557,332
                                             ---------        ------------

                                               33,262          1,891,905

    Less investment expenses                        -              3,454
                                             ---------        ------------

        Net investment income                  33,262          1,888,451

   Contributions (note 3):
    Employee                                        -          1,019,632
    Employer                                        -            454,442
   Rollovers from other investment plans            -             21,521
                                            ----------       -------------

        Total additions                        33,262          3,384,046
                                            ----------       -------------

Deductions from net assets attributed to:
   Distributions to participants              (27,289)          (839,523)
   Insurance premiums                               -             (2,191)
   Loans to participants                      230,641                  -
   Loan repayments                           (218,432)                 -
   Transfers between funds                          -                  -
                                            ----------       -------------

        Total deductions                      (15,080)          (841,714)
                                            ----------       -------------

        Net increase                           18,182          2,542,332

Net assets available for benefits:
   Beginning of year                          426,612          7,921,351
                                            ----------       -------------

   End of year                                444,794         10,463,683
                                            ==========       =============


See accompanying notes to financial statements.


                           401(k) PLAN OF LABONE, INC.

                          Notes to Financial Statements

                        December 31, 1998, 1997, and 1996



(1)  Summary of Significant Accounting Policies

     (a)  Organization

          The  following  description  of the 401(k) Plan of LabOne,  Inc.  (the
          Plan) provides only general information. Participants should refer to the Summary Plan Description text for a more complete description of the Plan's provisions.

          The Plan was adopted by the Board of Directors of LabOne, Inc. (the Company) effective January 1, 1987. The Plan is administered by the Company. Employees of the Company are eligible for participation at the beginning of each calendar quarter following the date the employee completes five hundred hours of service, attains age 20 1/2 and completes six consecutive months of employment or one year of eligibility service, as defined.

          The Plan allows participating employees to deduct their contributions from personal taxable income. Contributions made by the Company and participating employees will not be required to be included in the employees' taxable income until the year of withdrawal from the Plan.

     (b)  Basis of Presentation

          The accompanying financial statements have been prepared on an accrual basis of accounting.

     (c)  Expenses

          Substantially all costs and expenses incurred in administering the Plan are paid by the Company.

     (d)  Payment of Benefits

          At December 31, 1998, participants whose account balances totaled $192,691 had notified the Plan Administrator that they had elected to withdraw from the Plan. This amount is presented herein as a component of net assets in the accompanying financial statements, but is presented as a liability of the Plan on Form 5500.

          The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 1998 and 1997:


                                                   1998                1997
                                                   ----                ----

           Net assets available for benefits per
               the financial statemetns            $14,613,898     12,720,908

          Amounts allocated to withdrawing
               participants                           (192,691)       (55,728)
                                                   ------------    -----------
               Net assets available for
                    benefits per the Form 5500     $14,421,207     12,665,180
                                                   ============    ===========



                                       7               (continued)

                           401(k) PLAN OF LABONE, INC.

                          Notes to Financial Statements

                        December 31, 1998, 1997, and 1996




        The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

                                                       Year Ended
                                                      December 31,
                                                         1998
                                                      ------------

          Distributions to participants per the
               financial statements                    $  858,302
          Add amounts allocated to withdrawing
               participants at December 31, 1998          192,691
          Less amounts allocated to withdrawing
               participants at December 31, 1997          (55,728)
                                                       -----------

               Distributions paid to particpants per
                    the Form 5500                      $  995,265
                                                       ===========


     (e)  Use of Estimates in the Preparation of Financial Statements

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (f)  Investments

          The Plan's investments are held in a bank trust account. Investments in securities are stated at fair value. The fair value of marketable securities is based upon quotations from national securities exchanges. Plan assets include investments in common stock of the Company, an 82%-owned subsidiary of Lab Holdings, Inc., at December 31, 1998.

     (g)  Forfeitures

          Forfeitures are based on the nonvested portion of the employer contributions upon employee termination. Forfeited amounts are applied as a reduction of Company contributions.

                                       8          (Continued)

                           401(k) PLAN OF LABONE, INC.

                          Notes to Financial Statements

                        December 31, 1998, 1997, and 1996



(2)  Investments

     Plan investments at December 31, 1998 were comprised of:

                                             Number                   Current
                                             of Units       Cost        value
                                             --------       ----      -------


     Common Stocks:
          LabOne, Inc.                       334,959     $5,329,056   4,416,424
                                                         ----------   ---------

     Mutual Funds:
       American Century Investments,
         Twentieth Century Ultra Fund        141,081      3,813,916   4,713,519
       American Century Investments,
          American Century Value Fund        285,686      1,835,252   1,728,403
       American Century Investments,
          Twentieth Century International
          Growth Fund                        148,774      1,195,195   1,425,256
       American Century Investments
          Benham Premium Capital Reserve
          Fund                               789,621        789,621     789,621
       American Century Investments
          Benham Premium Capital Bond Fund    32,032        322,453     329,287
       American Century Investments
          Equity Growth Fund                  15,651        319,421     355,436
       American Century Investments
          Strategic Allocation -
          Conservative Fund                    7,257         39,597      39,916
       American Century Investments
          Strategic Allocation -
          Moderate Fund                        8,408         50,524      52,215
       American Century Investments
          Strategic Allocation -
          Aggressive Fund                      7,445         48,089      49,211
                                             =======      ---------  ----------

               Total mutual funds                         8,414,068   9,482,864
                                                          ---------  ----------

     Loans to participants                                  518,693     518,693
                                                          ---------  ----------

               Total investments                        $14,261,817  14,417,981
                                                        ===========  ==========



                                       9               (Continued)

                           401(k) PLAN OF LABONE, INC.

                          Notes to Financial Statements

                        December 31, 1998, 1997, and 1996

Plan investments at December 31, 1997 were comprised of:

                                             Number                   Current
                                             of Units       Cost        value
                                             --------       ----      --------


     Common Stocks:
          LabOne, Inc.                       275,707     $4,347,199   4,859,081
                                                         ----------   ---------

     Mutual Funds:
       American Century Investments,
         Twentieth Century Ultra Fund        117,380      3,028,828   3,204,476
       American Century Investments,
          American Century Value Fund        220,740      1,403,432   1,534,144
       American Century Investments,
          Twentieth Century International
          Growth Fund                        139,591      1,089,133   1,143,248
       American Century Investments
          Benham Premium Capital Reserve
          Fund                               886,309        886,309     886,309
       American Century Investments
          Benham Premium Capital Bond Fund    28,502        284,064     289,298
       American Century Investments
          Equity Growth Fund                   4,207         88,027      80,100
                                             =======      ---------  ----------

               Total mutual funds                         6,779,793   7,137,575
                                                          ---------  ----------

     Loans to participants                                  563,143     563,143
                                                          ---------  ----------

               Total investments                        $11,690,135  12,559,799
                                                        ===========  ==========




     During 1997, the Company increased its investment options available to participants. The new funds include the following American Century Funds:
     Strategic Allocation - Conservative Fund, Strategic Allocation - Moderate Fund, Strategic Allocation - Aggressive Fund and Equity Growth Fund. The Strategic Allocation - Conservative Fund and Strategic Allocation - Moderate Fund experienced no activity during 1997.

     At June 4, 1999, the fair value of 334,959 shares of common stock of the Company was $3,977,638.


                                       10              (Continued)

                           401(k) PLAN OF LABONE, INC.

                          Notes to Financial Statements

                        December 31, 1998, 1997, and 1996


(3)  Contributions

     Participating  employees  may elect to  contribute to the Plan up to 10% of their annual earnings subject to certain Internal Revenue Service limitations. The Company has the discretion to contribute up to an additional 50% of the participant's contributions, not to exceed 5% of the participant's annual compensation. The Company elected to contribute the maximum amount for 1998, 1997, and 1996. Prior to July 22, 1987, all Company contributions were invested in what is now Lab Holdings, Inc. common stock. Lab Holdings, Inc. sold 5,750,000 shares of its Company common stock in a public offering on July 22, 1987. Subsequent to that date, all Company contributions have been invested in Company common stock.

     A participating employee may elect to transfer LabOne stock account funds at the end of each month. All other funds may be transferred between accounts at any time upon notification to American Century Investments.

     Effective for Plan years 1996 and thereafter, the Company amended the Plan during 1997 to redefine compensation for highly compensated employees. Severance pay for highly compensated employees is not considered compensation for Plan purposes. Therefore, highly compensated employees are restricted from making Plan contributions from severance pay.

(4)  Obligations for Benefits

     Upon retirement or termination of employment, Plan participants are entitled to receive full value of their contributions and earnings thereon. Each participant becomes 100% vested in Company contributions after five years of service and is 100% vested upon disability, death or attainment of age sixty-five while employed by the Company.

(5)  Loans to Participants

     Loans to participants may be authorized by the Plan's Administrative Committee. The amount may not be less than $500 and may not exceed one-half of the participants' vested account balances (limited to $50,000). Loans must carry a reasonable rate of interest defined as not less than the prime rate plus 1% at the date of the last day of the month preceding loan issuance. The loan period varies from one to five years.

(6)  Federal Income Taxes

     The Plan has received a determination letter from the Internal Revenue Service, dated December 17, 1997, stating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code and the trust is exempt from federal income taxes under the provisions of Section 501(a) of the Internal Revenue Code.

     The Plan Administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.



                                       11              (Continued)

     Participants will not be taxed on Company contributions, their pretax contributions up to $10,000 and $9,500 in 1998 and 1997, respectively, or income of the trust until they receive distributions from the Plan. Participants' pretax contributions are subject to social security taxes and federal unemployment taxes.

(7)  Plan Participants

     The following summarizes the number of associate participants by fund as of December 31, 1998 and 1997:

                                                  1998                1997
                                                  ----                ----

       LabOne stock account                       509                 448
       American Century Investments,
         Twentieth Century Ultra Fund             397                 355
       American Century Investments,
          American Century Value Fund             289                 269
       American Century Investments,
          Twentieth Century International
          Growth Fund                             243                 230
       American Century Investments
          Benham Premium Capital Reserve
          Fund                                    148                 149
       American Century Investments
          Benham Premium Capital Bond Fund        127                 121
       American Century Investments
          Equity Growth Fund                      101                   3
       American Century Investments
          Strategic Allocation -
          Conservative Fund                        22                   -
       American Century Investments
          Strategic Allocation -
          Moderate Fund                            37                   -
       American Century Investments
          Strategic Allocation -
          Aggressive Fund                          43                   -
                                                  ====                ====



     Included in the LabOne stock account are participants who receive their employer match in this account, but make their own contributions to another account.


                                                                                            Schedule 1


                                 401(k) PLAN OF LABONE, INC.

                 Item 27(a) - Schedule of Assets Held for Investment Purposes

                                      December 31, 1998


                                                                 Number                             Current
Description of investment                                        of units         Cost               value
                                                                 --------       ----------         ----------

Common stock:
         LabOne, Inc.                                             334,959      $5,329,056          4,416,424
Mutual funds:
         American Century Investments,
                Twentieth Century Ultra Fund                      141,081       3,813,916          4,713,519
         American Century Investments,
                American Century Value Fund                       285,686       1,835,252          1,728,403
         American Century Investments,
                Twentieth Century International Growth Fund       148,774       1,195,195          1,425,256
         American Century Investments,
                Benham Premium Capital Reserve Fund               789,621         789,621            789,621
         American Century Investments,
                Benham Premium Capital Bond Fund                   32,032         322,453            329,287
         American Century Investments,
                Equity Growth Fund                                 15,651         319,421            355,436
         American Century Investments,
                Strategic Allocation - Conservative Fund            7,257          39,597             39,916
         American Century Investments,
                Strategic Allocation - Moderate Fund                8,408          50,524             52,215
         American Century Investments,
                Strategic Allocation - Aggressive Fund              7,445          48,089             49,211
                                                                   ======      ----------         ----------

                                                                               13,743,124         13,899,288

Loans to participants (interest rates on outstanding loans
         at December 31, 1998 varied from 7.0% to 10.0%)                          518,693            518,693
                                                                              -----------         ----------

                                      Total investments                       $14,261,817         14,417,981
                                                                              ===========         ==========


See accompanying independent auditors' report.



                                                                               Schedule 2
                           401(k) PLAN OF LABONE, INC.

                Item 27(d) - Schedule of Reportable Transactions

                                December 31, 1998



                                                                                               Current
                                                                    Expense                     value of
                                                                   incurred      Cost           asset on
                                   Purchase    Selling   Lease       with         of           transaction           Gain
                                   price       price     rental   transaction    asset           date               (loss)
                                   --------    ------    -----    -----------   --------      -------------        -------

*  LabOne, Inc. common stock       1,558,642        -         -            -   1,558,642       1,558,642                  -
*  LabOne, Inc. common stock               -  512,184         -            -     548,782         512,184            (36,598)
   American Century Investments,
    Twentieth Century Ultra Fund   1,084,770        -         -            -   1,084,770       1,084,770                  -
   American Century Investments,
    Twentieth Century Ultra Fund           -  349,361         -            -     299,683         349,361             49,678
   American Century Investments,
    American Century Value Fund      674,236        -         -            -     674,236         674,236                  -
   American Century Investments,
    American Century Value Fund            -  262,010         -            -     242,306         262,010             19,704
                                   =========  =======     =====    =========    ========       =========           ========


* Party-in-interest.


See accompanying independent auditors' report.

                                   SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          401(k) Plan of LabOne, Inc.
                                               (Name of Plan)

DATE: June 30, 1999                       /s/ Kurt E. Gruenbacher
                                          -------------------------------------
                                          Kurt E. Gruenbacher, Benefits
                                          Administrative Committee Member


Exhibit List
------------

Ex. 24 Consent of KPMG dated June 30, 1999